UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

INVESTMENT COMPANY ACT FILE NUMBER 811-08754

SEPARATE ACCOUNT NO. 45

OF

AXA EQUITABLE LIFE INSURANCE COMPANY

(EXACT NAME OF REGISTRANT)

c/o AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(PRINCIPAL EXECUTIVE OFFICES)

TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

DODIE KENT

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(NAME AND ADDRESS OF AGENT FOR SERVICE)

PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

CHRISTOPHER E. PALMER, ESQ.

GOODWIN PROCTER LLP

901 NEW YORK AVENUE, N.W.

WASHINGTON, D.C. 20001

Important opportunity concerning your AXA Equitable Accumulator Annuity Acceptance must be received by January 11, 2013 Contract Anniversary Date: [Month/Day] Contract Number: [#########]
November 5, 2012

Mr. S. Jones

123 Main Street

Apt. 1

Anytown, NY 12345

Dear Mr. Jones,

Recently, we wrote to you about our offer to increase your Accumulator annuity account value in return for your agreement to cancel your guaranteed minimum death benefit (GMDB), standard death benefit and, if applicable, your earnings enhancement benefit (EEB).

We’re writing now to remind you about this opportunity and to encourage you to contact your financial professional to discuss whether the offer is right for you. The increased account value could be important to you, and we hope you will seek the guidance you may need to make a well-informed decision before the offer expires on January 11, 2013.

To help you evaluate the offer, here are some details of your contract, as of August 31, 2012:

▶	Offer Amount – Estimated Increase to Your Annuity Account Value	[$X,XXX,XXX.XX]
	Guaranteed Minimum Death Benefit (GMDB) Minimum value your beneficiaries would receive, regardless of market declines	[$X,XXX,XXX.XX]
	Amount You Paid for Your GMDB On your last contract anniversary	[$X,XXX,XXX.XX]
	Earnings Enhancement Benefit (EEB)	[$X,XXX,XXX.XX]
	Amount You Paid for Your EEB On your last contract anniversary	[$X,XXX,XXX.XX]
	Annuity Account Value	[$X,XXX,XXX.XX]

The GMDB and EEB are valuable features of your contract that you cannot reinstate once you accept our offer, and you should carefully consider the pros and cons of giving them up. In addition to reviewing the information we’ve provided, please visit the offer website at axa-equitable.com/GMDBoffer.

If you wish to accept our offer, we will need to receive your completed acceptance form by January 11, 2012. For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR/FIRM], at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash

Senior Vice President AXA Equitable, Retirement Savings

AXA Equitable Life Insurance Company

Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

CG

AXA Equitable Accumulator GMDB and EEB	Offer Summary Comparison

	Keep the GMDB and EEB	Accept the Offer to Increase Your Annuity Account Value and Cancel the GMDB, Standard Death Benefit and, if applicable, EEB
Guaranteed Minimum Death Benefit[1]	Guaranteed: [$X,XXX,XXX.XX] as of August 31, 2012	None Beneficiaries will receive the annuity account value of [$X,XXX,XXX.XX] as of August 31, 2012
Earnings Enhancement Benefit[2]	[$X,XXX,XXX.XX] as of August 31, 2012
Offer Amount – Estimated Increase to Your Annuity Account Value To be added to your account upon your acceptance	None	[$X,XXX,XXX.XX] as of August 31, 2012 The exact amount added to your account will be determined on the date we receive your acceptance.
For a more current estimate, call 866-638-0550 or visit axa-equitable.com/GMDBoffer
Annual Charges You Paid for Your GMDB	[$X,XXX,XXX.XX] Amount you paid for your GMDB on your last contract anniversary date	None
Annual Charges You Paid for Your EEB	[$X,XXX,XXX.XX] Amount you paid for your EEB on your last contract anniversary date	None

[1]

The GMDB will be determined by the greater amount of: A) a combination of your contributions and annual increases at the applicable roll up rate, adjusted for withdrawals OR B) the highest anniversary value up to the maximum age specified in your contract, adjusted for withdrawals.

[2]	The EEB will be 40%/25% of the greater of the account value or any applicable death benefit, decreased by total net contributions and withdrawals.

Detach here and return completed form in enclosed envelope, or fax this form to 816-701-4960.

Acceptance Form	[Mr. S. Jones], Contract Number [#########] This form must be received by January 11, 2013	☐ Yes. I received advice from my financial professional.

☐  I accept the offer to cancel my GMDB, standard death benefit and, if applicable, EEB, and increase my annuity account value.

      By signing below I acknowledge and understand:

•	The death benefit under my contract will be the annuity account value with no guaranteed minimum or enhanced earnings benefit.
•	The annual GMDB and EEB charges will no longer be deducted from my contract, and past charges will not be refunded.
•	I cannot revoke my acceptance of this offer once my acceptance is processed.
•	The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.
•	I acknowledge that this amount fluctuates daily.
•

I can obtain a quote of the exact amount by calling 866-638-0550, and you will increase my annuity account value by that amount if I fax this properly completed form to 816-701-4960 before 4:00 PM ET on the same day.

•	I have received a prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer Date	Joint Contract Owner/Authorized Signer Date

Fax: 816-701-4960

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 ½ may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

Important opportunity concerning your AXA Equitable Accumulator Annuity Offer Expires on: January 11, 2013 Contract Anniversary Date: [Month/Day] Contract Number: [#########]

December 1, 2012

Mr. S. Jones

123 Main Street

Apt. 1

Anytown, NY 12345

Dear Mr. Jones,

As we have not received your acceptance of our recent offer concerning your Accumulator variable annuity, we’re writing to remind you that the offer expires on January 11, 2013. In this offer, AXA Equitable will increase your annuity account value in return for your agreement to cancel your guaranteed minimum death benefit (GMDB), standard death benefit and, if applicable, your earnings enhancement benefit (EEB).

This is a unique opportunity to increase the value of your annuity, and we encourage you to speak with your financial professional about whether the offer makes sense for your financial situation.

The GMDB and EEB are valuable features of your contract that you cannot reinstate once you accept our offer, and you should carefully consider the pros and cons of giving them up.

Please review the information we previously mailed you, and visit the offer website at axa-equitable.com/GMDBoffer. Please note that you are not required to accept this offer or take any action under your contract. If you do not accept this offer, your contract and the death benefit options you previously elected will continue unchanged.

To accept our offer, simply complete the attached Acceptance Form and return it to us in the envelope provided by January 11, 2013. For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR/FIRM], at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash

Senior Vice President AXA Equitable, Retirement Savings

AXA Equitable Life Insurance Company

Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

CG

Detach here and return completed form in enclosed envelope, or fax this form to 816-701-4960

Acceptance Form	Mr. S. Jones, Contract Number [#########] This form must be received by January 11, 2013	Fax: 816-701-4960

☐  I accept the offer to cancel my GMDB, standard death benefit and, if applicable, EEB, and increase my annuity account value.

      By signing below I acknowledge and understand:

•	The death benefit under my contract will be the annuity account value with no guaranteed minimum or enhanced earnings benefit.
•	The annual GMDB and EEB charges will no longer be deducted from my contract, and past charges will not be refunded.
•	I cannot revoke my acceptance of this offer once my acceptance is processed.
•	The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.
•	I acknowledge that this amount fluctuates daily.
•

I can obtain a quote of the exact amount by calling 866-638-0550, and you will increase my annuity account value by that amount if I fax this properly completed form to 816-701-4960 before 4:00 PM ET on the same day.

•	I have received a prospectus supplement for this offer.

☐ Yes. I received advice from

      my financial professional.

Primary Contract Owner/Authorized Signer Date

Joint Contract Owner/Authorized Signer Date

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

Fax this form to 816-701-4960

Contract #

Fax this form to 816-701-4960.

Acceptance Form

☐   I accept the offer to cancel my GMDB, Standard Death Benefit and, if applicable, EEB and increase my annuity account value.

      By signing below I acknowledge and understand:

•	The death benefit under my contract will be the annuity account value with no guaranteed minimum.
•	The annual GMDB charge will no longer be deducted from my contract, and past charges will not be refunded.
•	I cannot revoke my acceptance of this offer once my acceptance is processed.
•	The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.
•	I acknowledge that this amount fluctuates daily.
•

I can obtain a quote of the exact amount by calling 866-638-0550, and you will increase my annuity account value by that amount if I fax this properly completed form to 816-701-4960 before 4pm ET on the same day.

•	I have received a prospectus supplement for this offer.

Primary Contract Owner/Authorized Signer Date (Signature)	Joint Contract Owner/Authorized Signer Date (Signature)

Primary Contract Owner/Authorized Signer (Printed Name)	Joint Contract Owner/Authorized Signer (Printed Name)

Fax: 816-701-4960

AXA Equitable Life Insurance Company

Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

A2

Be fully informed about the offer

Carefully read the prospectus supplement for all the details of the offer to determine whether it makes sense for you. And, while no one but you can make the decision about what’s in your best interest, we strongly recommend that you discuss the offer with your financial and tax professionals.

Questions to ask yourself and your financial professionals

•	Which is more important: receiving an increase to your annuity account value or maintaining your GMDB or EEB?
•	How long do you intend to keep your contract?
•	What is your current state of health?
•	How important is it that you leave a minimum death benefit to your beneficiaries?
•	What are the tax implications for you? The offer amount we would add to your annuity account value would be treated as contract earnings for tax purposes.[1]

Compare the pros and cons of keeping your GMDB and EEB or accepting the offer.

	Keep the GMDB and EEB	Accept the Offer to Increase Your Annuity Account Value and Cancel the GMDB, Standard Death Benefit and, if applicable, EEB
Guaranteed Minimum Death Benefit[2]	See your most recent statement for your current GMDB amount.	Receive no Guaranteed Minimum Death Benefit. Instead, your beneficiaries will receive the annuity account value at time of death.
Earning Enhancement Benefit[3]	See your most recent statement for your current EEB amount.	Receive no Earning Enhancement Benefit. Instead, your beneficiaries will receive the annuity account value at time of death.
Offer Amount – Estimated Increase to Your Annuity Account Value	None	Determined as of the date we receive your acceptance. For a current estimate, call 866-638-0550 or visit axa-equiatble.com/GMBDoffer
Charges for Your GMDB	See the amount you paid on your contract’s last anniversary date.	None

[1]

As with other earnings, the account value you receive for accepting the offer will be taxed as ordinary income when withdrawn to the extent there is any gain in your annuity. Gain equals the value in excess of the tax basis of your contract; for IRAs funded with pre-tax dollars, all withdrawals will be taxable.

[2]

The GMDB will be determined by the greater amount of: A) a combination of your contributions and annual increases at the applicable roll up rate, adjusted for withdrawals OR B) highest anniversary value up to the maximum age specified in your contract, adjusted for withdrawals.

[3]	The EEB will be 40%/25% of the greater of the account value or any applicable death benefit, decreased by total net contributions and withdrawals.

AXA Equitable Life Insurance Company

Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094